                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                             AMC ENTERTAINMENT INC.
                                (Name of Issuer)

                      COMMON STOCK, 66 2/3 CENTS PAR VALUE
                         (Title of Class of Securities)

                                   001669 10 0
                                 (CUSIP Number)

                                  JOHN L. EISEL
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                          CHICAGO, ILLINOIS 60606-1229
                                 (312) 201-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 6, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              PAGE 1 OF 10 PAGES
CUSIP NO. 001669 10 0

                                  SCHEDULE 13D

1.       NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                         Ronald B. Ferrin
         (ENTITIES ONLY)





2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)                                   (a) [  ]


                                                                                                                 (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                                                          PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)
                                                                                                                    [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        USA

NUMBER OF                   7.       SOLE VOTING POWER                                                           130,700
SHARES BENEFICIALLY
                            8.       SHARED VOTING POWER                                                         502,500
OWNED BY EACH
                            9.       SOLE DISPOSITIVE POWER                                                      130,700
REPORTING PERSON WITH:
                            10.      SHARED DISPOSITIVE POWER                                                    502,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            633,200

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (SEE                                    [  ]
         INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                         3.3%

14.      TYPE OF REPORTING PERSON*                                                                                    IN


                                                              PAGE 2 OF 10 PAGES
CUSIP NO. 001669 10 0

1.       NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      Janet Madori-Ferrin
         (ENTITIES ONLY)





2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)                                   (a) [  ]


                                                                                                                 (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                                                          PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)
                                                                                                                    [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        USA

NUMBER OF                   7.       SOLE VOTING POWER                                                           431,000
SHARES BENEFICIALLY
                            8.       SHARED VOTING POWER                                                               0
OWNED BY EACH
                            9.       SOLE DISPOSITIVE POWER                                                      431,000
REPORTING PERSON WITH:
                            10.      SHARED DISPOSITIVE POWER                                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            431,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (SEE                                    [  ]
         INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                         2.2%

14.      TYPE OF REPORTING PERSON*                                                                                    IN

                                                              PAGE 3 OF 10 PAGES
CUSIP NO. 001669 10 0

1.       NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                           John E. Gorman
         (ENTITIES ONLY)





2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)                                   (a) [  ]


                                                                                                                 (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                                                          PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)
                                                                                                                    [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                        USA

NUMBER OF                   7.       SOLE VOTING POWER                                                           109,500
SHARES BENEFICIALLY
                            8.       SHARED VOTING POWER                                                         502,500
OWNED BY EACH
                            9.       SOLE DISPOSITIVE POWER                                                      109,500
REPORTING PERSON WITH:
                            10.      SHARED DISPOSITIVE POWER                                                    502,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            612,000

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (SEE                                    [  ]
         INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                         3.2%

14.      TYPE OF REPORTING PERSON*                                                                                    IN

                                                              PAGE 4 OF 10 PAGES
CUSIP NO. 001669 10 0

1.       NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS               Fairmac Realty Corporation
         (ENTITIES ONLY)                                                                                      54-0944952



2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (SEE INSTRUCTIONS)                                   (a) [  ]


                                                                                                                 (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)                                                                          WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(D) OR 2(E)
                                                                                                                    [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                                   Delaware

NUMBER OF                   7.       SOLE VOTING POWER                                                           502,500
SHARES BENEFICIALLY
                            8.       SHARED VOTING POWER                                                               0
OWNED BY EACH
                            9.       SOLE DISPOSITIVE POWER                                                      502,500
REPORTING PERSON WITH:
                            10.      SHARED DISPOSITIVE POWER                                                          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                            502,500

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  (SEE                                    [  ]
         INSTRUCTIONS)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                         2.6%

14.      TYPE OF REPORTING PERSON*                                                                                    CO

                                                              PAGE 5 OF 10 PAGES
                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of Common Stock, par value 66 2/3 cents per share (the "Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Company") whose principal executive office is located at 106
W. 14th Street, Kansas City, Missouri 64141.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by the following reporting persons (collectively, the "Reporting Persons" and individually, a "Reporting Person"):

         1. RONALD B. FERRIN. Mr. Ferrin is Vice President and Treasurer of Fairmac Realty Corporation. Mr. Ferrin is also President of Landonomics Corp., an Illinois corporation. Landonomics is engaged primarily in the business of real estate development and management. Mr. Ferrin's business address is 2215 York Road, Suite 209, Oak Brook, IL 60523. Mr. Ferrin is a U.S. citizen. Mr. Ferrin is the husband of Janet Madori-Ferrin.

         2. JANET MADORI-FERRIN. Ms. Madori-Ferrin is President of Personal Preference, Inc., an Illinois corporation engaged primarily in home art distribution. Ms. Madori-Ferrin's address is 1 Oak Court, Oak Brook, IL 60521. Ms. Madori-Ferrin is a U.S. citizen and is the wife of Ronald B. Ferrin.

         3. JOHN E. GORMAN. Mr. Gorman is the President of Fairmac Realty Corporation. Mr. Gorman's business address is 2215 York Road, Suite 302, Oak Brook, IL 60523. Mr. Gorman is a U.S. citizen.

         4. FAIRMAC REALTY CORPORATION. Fairmac Realty Corporation, a Delaware corporation, is primarily engaged in the business of real estate investment. The principal place of business and principal office of Fairmac is located at 2215 York Road, Suite 302, Oak Brook, IL 60523. Following is a list of each of the directors and officers of Fairmac:

NAME AND TITLE              BUSINESS ADDRESS                    CITIZENSHIP
--------------------------  --------------------------------    ---------------
EXECUTIVE OFFICERS:

John E. Gorman              2215 York Road,  Suite 302,             U.S.A.
President                   Oak Brook, IL 60523

Ronald B. Ferrin            2215 York Road,  Suite 209,             U.S.A.
Vice President, Treasurer   Oak Brook, IL 60523

Stuart Babendir             2215 York Road,  Suite 302,             U.S.A.
Secretary                   Oak Brook, IL 60523

                                                              PAGE 6 OF 10 PAGES

DIRECTORS:
John E. Gorman              2215 York Road,  Suite 302,             U.S.A.
                            Oak Brook, IL 60523

Ronald B. Ferrin            2215 York Road,  Suite 209,             U.S.A.
                            Oak Brook, IL 60523

         During the last five years, none of the Reporting Persons nor Stuart Babendir (i) has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the 130,700 shares of Common Stock purchased by Mr. Ferrin was $172,639.80. The source of funding for such purchase was the personal funds of Mr. Ferrin.

         The aggregate purchase price of the 431,000 shares of Common Stock purchased by Ms. Madori-Ferrin was $1,060,910.13. The source of funding for such purchase was the personal funds of Ms. Madori-Ferrin.

         The aggregate purchase price of the 109,500 shares of Common Stock purchased by Mr. Gorman was $211,316. The source of funding for such purchase was the personal funds of Mr. Gorman.

         The aggregate purchase price of the 502,500 shares of Common Stock purchased by Fairmac Realty Corporation was $1,143,998. The source of funding for such purchase was the general working capital of Fairmac.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purchases of the shares reported in this Schedule 13D were made for the purpose of making an investment in the Company. Consistent with such purpose, the Reporting Persons have had and expects to continue to have discussions with management of the Company concerning the Company and its investment in the Company. The Reporting Persons may also engage in such discussions with other shareholders of the Company.

         The Reporting Persons may, in the future, purchase additional shares of the Common Stock or other securities of the Company depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, one or more of the Reporting

                                                              PAGE 7 OF 10 PAGES

Persons may at any time determine to realize on its investment in the shares of Common Stock through the sale of all or some of the shares.

         Except as set forth herein, the Reporting Persons have no present plans or proposals that would result in or relate to (a) an extraordinary corporate transaction involving the Company or any or its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company; (d) a material change in present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which might impede the acquisition or control of the Company by any person; (g) causing securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (h) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act or
(f) any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Company's Form 10-Q for the quarter ended September 28, 2000, disclosed that 19,427,098 shares of the Common Stock were outstanding as of September 28, 2000.

         Ronald B. Ferrin is the beneficial owner of 633,200 shares of Common Stock, representing approximately 3.3% of the outstanding shares of Common stock and has sole voting and dispositive power over 130,700 of these shares and has shared voting and dispositive power over 502,500 of these shares.

         Janet Madori-Ferrin is the beneficial owner of 431,000 shares of Common Stock, representing approximately 2.2% of the outstanding shares of Common stock and has sole voting and dispositive power over these shares.

         John E. Gorman is the beneficial owner of 612,000 shares of Common Stock, representing approximately 3.2% of the outstanding shares of Common stock and has sole voting and dispositive power over 109,500 of these shares and has shared voting and dispositive power over 502,500 of these shares.

         Fairmac Realty Corporation is the beneficial owner of 502,500 shares of Common Stock, representing approximately 2.6% of the outstanding shares of Common stock and has sole voting and dispositive power over these shares.

         The filing of this statement shall not be construed as an admission that the persons filing are beneficial owners of the shares covered by this Statement for any purpose, including purposes of Sections 13, 14 or 16 of the Securities Exchange or 1934, as amended.

                                                              PAGE 8 OF 10 PAGES

         All transactions in the Common Stock effected by the Reporting Persons in the last sixty days were effected in open market transactions and are set forth below:

                            SCHEDULE OF TRANSACTIONS

RONALD B. FERRIN

                                       NUMBER OF                     PRICE PER SHARE
          DATE                           SHARES                  (EXCLUDING COMMISSIONS)
--------------------------         -------------------          --------------------------
        10/23/00                               10,000                              $1.135
        10/24/00                               25,000                               1.198
        10/25/00                               69,200                               1.139
        10/26/00                                6,500                               1.323
        11/28/00                               20,000                               2.198

JANET MADORI-FERRIN

                                       NUMBER OF                     PRICE PER SHARE
          DATE                           SHARES                  (EXCLUDING COMMISSIONS)
--------------------------         -------------------          --------------------------
        11/15/00                               20,600                              $3.214
        11/15/00                                9,400                               3.010
        11/14/00                               27,400                               3.062
        11/17/00                               32,600                               3.010
        11/16/00                               10,000                               3.010
        11/30/00                               40,000                               2.198
        12/01/00                                9,000                               2.135
        12/06/00                              200,000                               2.197
        12/08/00                               20,500                               2.493
        12/11/00                               28,000                               2.510
        12/12/00                               15,000                               2.510
        12/14/00                               18,500                               2.633

                                                              PAGE 9 OF 10 PAGES
JOHN E. GORMAN

                                       NUMBER OF                     PRICE PER SHARE
          DATE                           SHARES                  (EXCLUDING COMMISSIONS)
--------------------------         -------------------          --------------------------
        11/01/00                               80,000                              $1.855
        12/01/00                               29,500                               2.134

FAIRMAC REALTY CORPORATION

                                       NUMBER OF                     PRICE PER SHARE
          DATE                           SHARES                  (EXCLUDING COMMISSIONS)
--------------------------         -------------------          --------------------------
        12/04/00                              400,000                              $2.197
        12/12/00                               10,500                               2.257
        12/15/00                               92,000                               2.625

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   Joint Filing Agreement dated December 18, 2000, among the
                 Reporting Persons.

                                                             PAGE 10 OF 10 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 18, 2000



/s/ Ronald B. Ferrin
----------------------------------------
Ronald B. Ferrin



/s/ Janet Madori-Ferrin
----------------------------------------
Janet Madori-Ferrin



/s/ John E. Gorman
----------------------------------------
John E. Gorman


FAIRMAC REALTY CORPORATION



/s/ Ronald B. Ferrin
----------------------------------------
Ronald B. Ferrin,
Vice President and Treasurer